Hi, I'm Moikgantsi Kgama, and I'm Gregory Gates, and we want you to join our movement.

We have presented programs to more than 70,000 people on three continents and have built an International following when I was going up there weren't any programs for us or theaters which is important in this is the reason why this into black art Cinema will fill a void by providing a lively Social Hub as soon as a beacon for those seeking Progressive independent cinema and music to pick in the global black experience.

This Boutique Cinema will house a cafe which will be operated in partnership with soul Fixins restaurant. There will be a black Cinema archives which people could use for free while sipping a drink or munching on food and there will be an intimate 60-seat theater outfitted for live performances, streaming, and recording.

Once renovated the soul Cinema will be a stomping ground for independent Giants and fans of Black world culture. This menu will feature Soul cinema movies from any genre that explore History exam and social issues highlight Humanity of Pan African people stimulate the mind and stir the spirit

It's highly stylized gritty and Real by Jean Grey and Talib Kweli infectious by Goapele and game Rebellion classic like Miriam Makeba and Celia Cruz and irresistible like James Brown.